Exhibit 99.2

Rail Vision Ltd.

PROXY FOR THE ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JUNE 5, 2022

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

The undersigned hereby appoints Shahar Hania, Chief Executive Officer, attorney, agent and proxy of the undersigned, with full power of substitution, to represent and to vote on behalf of the undersigned all the ordinary shares in Rail Vision Ltd. (the “Company”) which the undersigned is entitled to vote at the Annual and Extraordinary General Meeting of Shareholders (the “Meeting”) to be held at the offices of the Company, at 15 Hatidhar St. Raanana, Israel, on June 5, 2022 at 10:00 a.m. (Israel time), and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Annual and Extraordinary General Meeting of Shareholders (the “Notice”) and Proxy Statement relating to the Annual Meeting (“Proxy Statement”).

The undersigned acknowledges receipt of the Notice and the Proxy Statement of the Company relating to the Meeting. All terms that are not defined in this Proxy shall have the same meaning of such terms in the Notice and/or the Proxy Statement.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

RAIL VISION LTD.

JUNE 5, 2022, 10.00 a.m. (Israel time)

Please date, sign and mail your proxy card in the

envelope provided as soon as possible.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF THE PROPOSALS FOR THE MEETING

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To approve the appointment of Brightman Almagor Zohar & Co., a Firm in the Deloitte Global Network, as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2022 and until our next annual general meeting of shareholders, and it hereby is, approved and the Audit Committee or the Board of Directors be, and hereby is, authorized to fix the compensation of such independent auditors.

☐	vote for	☐	vote against	☐	abstain

2.	To re-elect Shmuel Donnerstein as a director of the Company, to serve until the Company's next annual general meeting of shareholders.

☐	vote for	☐	vote against	☐	abstain

3.	To ratify and approve the election of Inbal Kreiss as a director of the Company, to serve effective as of April 4, 2022 until the Company's next annual general meeting of shareholders.

☐	vote for	☐	vote against	☐	abstain

4.	To approve the election of Oz Adler to hold office as an external director of the Company, for a period of three (3) years effective as of Meeting date, including his entitlement to remuneration according to the Directors’ Remuneration Terms.

☐	vote for	☐	vote against	☐	abstain

Are you a controlling shareholder in the Company, or have a personal interest in the approval of Oz Adler election to hold office as external director at the Company other than a personal interest unrelated to relationships with a controlling shareholder of the Company? Please note: If you do not mark either Yes or No, your shares will not be voted for this proposal.

☐	Yes	☐	No

5.	To ratify and approve the election of Yossi Daskal to hold office as an external director of the Company, for a period of three (3) years effective as of April 4, 2022.

☐	vote for	☐	vote against	☐	abstain

Are you a controlling shareholder in the Company, or have a personal interest in the approval of Yossi Daskal election to hold office as external director at the Company other than a personal interest unrelated to relationships with a controlling shareholder of the Company? Please note: If you do not mark either Yes or No, your shares will not be voted for this proposal.

☐	Yes	☐	No

6.	To approve and ratify the purchase of a D&O run-off insurance policy for directors and officers.

☐	vote for	☐	vote against	☐	abstain

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

	Date: ________, 2022		Date_________, 2022
SIGNATURE		SIGNATURE

Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.